Exhibit 12.1
USG Corporation
Ratio of Earnings to Fixed Charges
(dollars in millions)

	June 30,	Year Ended December 31,
	2013	2012	2011	2010	2009	2008

Earnings:
Pretax Income from Continuing Operations	$26	$(170)	$(410)	$(447)	$(340)	$(590)
Add: Fixed Charges	101	206	211	183	167	105
Less: Interest Capitalized	(1)	—	—	—	(3)	(19)
Total Earnings	$126	$36	$(199)	$(264)	$(176)	$(504)

Fixed charges:
Interest Expensed and Capitalized	$97	$197	$201	$174	$153	$102
Amortized Premiums, Discounts and Capitalized Expenses Related to Indebtedness	4	9	10	9	14	3
Total Fixed Charges	$101	$206	$211	$183	$167	$105

Ratio of earnings to fixed charges	1.2x	0.2x (a)	- (b)	- (c)	- (d)	- (e)

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(a)	As a result of a net loss, the amount of the coverage deficiency for the year ended December 31, 2012 was $170 million.

(b)	As a result of a net loss, the amount of the coverage deficiency for the year ended December 31, 2011 was $410 million.

(c)	As a result of a net loss, the amount of the coverage deficiency for the year ended December 31, 2010 was $447 million.

(d)	As a result of a net loss, the amount of the coverage deficiency for the year ended December 31, 2009 was $343 million.

(e)	As a result of a net loss, the amount of the coverage deficiency for the year ended December 31, 2008 was $609 million.